Exhibit 4.3

Description of John Marshall Bancorp, Inc.’s Securities

As of December 31, 2023, the common stock of John Marshall Bancorp Inc. (the “Company”) was the only class of its securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary description of the material features of the voting common stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company’s articles of incorporation and bylaws, each as amended. For more information, refer to the Company’s articles of incorporation and bylaws and any applicable provisions of relevant law, including the Virginia Stock Corporation Act (the “VSCA”) and federal laws governing banks and bank holding companies.

General

The Company is authorized to issue 30,000,000 shares of voting common stock, par value $0.01 per share, 1,000,000 shares of nonvoting common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The Company’s common stock is listed on the Nasdaq Capital Market under the symbol “JMSB.”

Dividends

The Company’s shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, the Company’s ability to pay dividends is affected by the ability of the Bank to pay dividends to the holding company. The ability of the Bank, as well as the Company, to pay dividends is influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of the Company and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of the Company available for distribution in cash or in kind.

Voting Rights

The holders of the Company’s voting common stock are entitled to one vote per share and, in general, the affirmative vote of a majority of the shares voted is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to accumulate their votes in the election of directors.

No Preemptive or Conversion Rights; Redemption and Assessment

Holders of shares of the Company’s common stock do not have preemptive rights to purchase additional shares of common stock and have no conversion or redemption rights. The Company’s common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Nonvoting Common Stock

Shares of nonvoting common stock, which may hereafter become outstanding, will have all of the rights and privileges of shares of voting common stock except that they will not be able to be voted except as required by Virginia law.

Preferred Stock

The Company’s board of directors is empowered to authorize the issuance of shares of preferred stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Company’s board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.

Anti-takeover Provisions

Certain provisions of the Company’s articles of incorporation and bylaws, and Virginia law, may have the effect of discouraging, delaying, or preventing a change of control of the Company by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Company’s board of directors. These provisions are designed to reduce, or have the effect of reducing, the Company’s vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent the Company’s shareholders from receiving a premium over the then prevailing market price of the Company’s common stock or a transaction that may otherwise be in the best interest of the Company’s shareholders. In addition, these provisions make it more difficult for the Company’s shareholders, should they choose to do so, to remove the Company’s board of directors or management. These provisions include the following:

Authorized Preferred Stock. The Company’s articles of incorporation authorize the Company’s board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, the Company’s board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of the Company’s common stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company’s management.

Board Vacancies. Virginia law and the Company’s articles of incorporation and bylaws provide that any vacancy occurring on the Company’s board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Company’s board by filling the vacancies created by that removal with its own nominees.

No Cumulative Voting. the Company’s articles of incorporation do not provide for cumulative voting for any purpose. The absence of cumulative voting may afford anti-takeover protection by making it more difficult for the shareholders to elect nominees opposed by the board of directors.

Shareholder Meetings. Pursuant to its bylaws, special meetings of shareholders may be called only by the Company’s secretary at the request of the chairman of the board of directors or by resolution approved by a majority vote of the board of directors. As a result, shareholders are not able to act on matters other than at annual shareholders’ meetings unless they are able to persuade the chairman or a majority of the board of directors to call a special meeting.

Advance Notification Requirements. The Company’s bylaws require a shareholder who desires to raise new business or nominate a candidate for election to the board of directors at an annual meeting of shareholders to provide advance notice not later than 90 days prior to the anniversary date of the immediately preceding annual meeting. The Company’s bylaws also require shareholders who desire to raise new business to provide certain information concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Such requirements may discourage the shareholders from submitting nominations and proposals.

Merger Considerations. The articles of incorporation of the Company provide that the Company’s board of directors, when evaluating a transaction that would or may involve a change in control of the Company, shall consider, among other things, the following factors: the effect of the transaction on the Company and its subsidiaries, and their respective shareholders, employees, customers and the communities which they serve; the timing of the proposed transaction; the risk that the proposed transaction will not be consummated; the reputation, management capability and performance history of the person proposing the transaction; the current market price of the Company’s capital stock; the relation of the price offered to the current value of the Company in a freely negotiated transaction and in relation to the directors’ estimate of the future value of the Company and its subsidiaries as an independent entity or entities; tax consequences of the transaction to the Company and its shareholders; and such other factors deemed by the directors to be relevant. This provision provides the Company’s board the latitude to consider additional factors, aside from the price of a proposed merger or other business combination, in determining whether the transaction is in the best interests of the Company and its shareholders.

Affiliated Transactions Statute. The VSCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or

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subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

The provisions of the Affiliated Transactions Statute are only applicable to public corporations that have more than 300 shareholders.

Control Share Acquisitions Statute. Under the VSCA’s control share acquisitions statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

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unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

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among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but the Company has not done so.

Transfer Agent

The transfer agent for the Company’s common stock is Equiniti Trust Company, LLC, 55 Challenger Road, Floor 2, Ridgefield Park, NJ  07660.